UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 11-K

_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-33443

__________________

Dynegy Northeast Generation, Inc. Savings Incentive Plan

(Full title of the plan)

___________________

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	14

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under

ERISA have been omitted because they are not applicable.

Signature	15

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of

the Dynegy Northeast Generation, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 20, 2008

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Investments at fair value:
Plan interest in Master Trust	$18,760,109	$16,382,339
Participant loans	507,041	420,319

Total investments at fair value	19,267,150	16,802,658

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	40,903

NET ASSETS AVAILABLE FOR BENEFITS	$19,267,150	$16,843,561

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$1,477,604
Employer	332,009

Total contributions	1,809,613

Investment income:
Plan interest in net income of Dynegy Inc. Master Trust	1,509,871
Interest on participant loans	35,890

Total investment income	1,545,761

TOTAL ADDITIONS	3,355,374

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	922,743
Administrative expenses	9,042

TOTAL DEDUCTIONS	931,785

NET INCREASE	2,423,589

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,843,561

End of year	$19,267,150

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Explanatory Note

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Plan. In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger. As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock. The Plan was amended on April 2, 2007 to reflect such changes.

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents, which are the governing documents, for a more complete description of the Plan’s provisions.

General

Effective January 31, 2001, Dynegy established the Plan for the exclusive benefit of the eligible employees of Dynegy Northeast Generation, Inc. (“DNE,” or the “Employer”). Although it is the Plan sponsor, Dynegy does not participate in the Plan. The Plan is a defined contribution profit sharing plan that qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

The Plan was established in accordance with the Asset Purchase and Sale Agreement dated August 7, 2000 between, among others, Central Hudson Gas & Electric Corporation and Dynegy Power Corporation (the “Agreement”). Further, also in accordance with the Agreement, certain assets and liabilities of the Central Hudson Gas & Electric Corporation Savings Incentive Plan were spun off and transferred to the Plan effective as of January 31, 2001.

Eligibility

All employees of the Employer are eligible to participate in the Plan except (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) independent contractors or individuals who are designated, compensated or otherwise classified by the Employer as independent contractors or other non-common law employees, (c) nonresident aliens, (d) leased employees or individuals who are designated, compensated or otherwise classified by the Employer as leased employees, and (e) individuals who are deemed to be employees under certain Treasury regulations. Each

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

eligible employee becomes eligible to participate in the Plan as soon as administratively feasible following his or her date of hire.

Contributions

Participants may make pre-tax contributions (including catch-up contributions) in 1% increments of base pay up to the Internal Revenue Service (“IRS”) limit. Further, participants may make after-tax contributions of 1%-5% of base pay.

The Employer contributes to the Plan matching contributions on behalf of each non-union participant at a rate of 50% of such participant’s pre-tax contributions up to 8% of such participant’s compensation per payroll period. The Employer contributes to the Plan matching contributions on behalf of each union participant at a rate of 34% of such participant’s pre-tax contributions up to 6% of such participant’s compensation per payroll period. In addition, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

Each participant has the right upon enrollment to select the investment fund(s) into which the balance in the participant’s accounts will be invested in accordance with the procedures established by the Plan Administrator. A participant may change the allocation of contributions made to the selected funds or transfer amounts among investment funds anytime during the Plan year in accordance with the procedures established by the Plan Administrator.

Forfeitures

Forfeitures of employer matching contributions attributable to excess pre-tax contributions are applied as determined by the Plan Administrator to reduce subsequent employer matching contributions and/or to pay Plan and Trust administrative expenses. As of December 31, 2007 and 2006, the Plan had forfeitures totaling $121 and $112, respectively.

Vesting

Participants have an immediate 100% vested and non-forfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of (a) Employer matching contributions, and (b) Plan earnings, and are charged with allocations of Plan administrative expenses. The benefit to which a participant is entitled is the balance of the participant’s accounts.

Participant Loans

Participants may borrow from their Plan accounts, but no participant may have more than three outstanding loans at any given time. Such loans must be in an amount not less than $500, and, in the aggregate, must not be greater than the lesser of (a) $50,000, reduced by the highest outstanding loan balance during the one year period ending on the day before the

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

loan is made, or (b) 50% of the account balance as of the last valuation date. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

The term of the loan may not exceed five years, unless the loan is used to acquire a principal residence in which case the term of the loan may not exceed the maximum term prescribed by the Plan Administrator. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer. A loan may be repaid in whole without penalty. Interest paid on the loan is credited to the participant’s account. Loan repayments are allocated to the participant’s accounts from which the loan was made and invested in accordance with the participant’s investment elections in effect at the time of such repayment with respect to such accounts.

If a participant terminates employment, retires, becomes disabled or dies while he or she has an outstanding loan, the outstanding loan balance will become payable and, if not paid, will be treated as a taxable distribution of the participant’s accounts.

Withdrawals

Participants may withdraw all or a portion of the value of their after-tax accounts. A participant who has attained age 59-½ may withdraw all or a portion of the value of his or her pre-tax, catch-up and employer contribution accounts, no more frequently than twice each calendar year. Further, hardship withdrawals may be granted to participants in the event of an “immediate and heavy financial need” in accordance with the applicable provisions of the Plan, the Code and the United States Department of Treasury regulations promulgated thereunder.

Payment of Benefits

Benefits are paid upon normal retirement on or after age 65, disability, death or termination of employment. Benefits are paid in one lump sum cash payment in an amount equal to the balance in the participant’s accounts but may be paid in full shares of Dynegy common stock to the extent invested in the Dynegy Stock Fund (the “Stock Fund”).

Generally, a participant can defer the receipt of his or her distribution until the April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70-½ or the calendar year in which he or she terminates employment. Upon a termination of employment, however, an automatic lump sum distribution will be made if the participant’s aggregate account balance is not in excess of $1,000.

Plan Changes and Amendments

Effective January 1, 2006, the Plan was amended for the following:

•	To increase the employer matching contribution for represented employees to 34% of pre-tax contributions up to 6% of Compensation.
•

The Plan was amended to reflect the duties and responsibilities of an independent fiduciary, who has the sole and exclusive authority with respect to the Stock Fund, and to clarify provisions related to the Stock Fund.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

•	The Plan was amended to adjust the “Compensation” definition to reflect 12-hour shift regularly scheduled overtime.
•

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Code Section 401(k)/(m) regulations and other Internal Revenue Service guidance, including the following: incorporate new definition of Severance from Employment and related requirements under new regulations; clarify timing of compensation for elective deferrals under Code Section 401(k) and Code Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate safe harbor method for calculating gap period income; add good faith compliance language for final Code Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; add special hurricane relief distribution and loan provisions; and incorporate new Plan termination requirements.

•

Effective April 2, 2007, as of the completion of the merger between Dynegy Illinois and certain LS Power entities, the Plan was amended to provide that Dynegy became the Plan’s sponsor and that all shares of common stock in the Stock Fund became the common stock of Dynegy. Further, amendments to the Plan were also made regarding certain administrative provisions regarding the Plan Administrator.

Plan Termination

Dynegy intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time for any reason subject to the provisions of ERISA. In the event the Plan is terminated participants will continue to be fully vested in their account balances and the net income (or net loss) of the trust fund shall continue to be allocated in accordance with the Plan until all participant accounts are distributed.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with United States of America generally accepted principles (“GAAP”).

Investments

Pursuant to the United States Department Of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports investments in the financial statements at current market value in accordance with GAAP.

Participant loans included in the loan fund are valued at cost, which approximates fair value.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis. At December 31, 2007 and 2006, the Plan's interest in the Master Trust was approximately 5.1% and 4.8%, respectively.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the accompanying financial statements.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors and legal personnel.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.	INCOME TAX STATUS

The Plan received a favorable determination letter dated July 3, 2002, from the Internal Revenue Service informing Dynegy that the Plan and related trust are qualified and exempt from income taxes under the provisions of Section 401(a) and Section 501(a) of the Code. The IRS determination letter does not cover the amendments to the Plan subsequent to July 3, 2002 other than amendments required by the IRS in connection with its initial determination of the Plan’s qualified status. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

	December 31

Investments at fair value as determined by quoted market price	2007	2006

Plan interest in Master Trust	$18,797,159	$16,382,339

The Plan’s interest in the Master Trust (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $701,120 during 2007.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2007 the contract value of the interest in the common collective trust approximates fair value and therefore no adjustment has been recorded in the Statement of Net Assets Available for Benefits.

6.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2004, the assets of the Plan were held in the Master Trust with assets of other qualified retirement plans sponsored by Dynegy, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, Dynegy Inc. 401(k) Savings Plan, and Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,

	2007	2006
ASSETS
Investments:
Cash and temporary cash investments	$358,733	$49,936
Investments, at fair value:
Registered investment companies	265,245,858	238,545,781
Common collective trust	43,019,776	43,183,161
Common stock	3,080,980	2,541,156
Preferred stock	—	9,535
Employer securities	53,891,874	56,715,936

Total investments	365,597,221	341,045,505

Receivables:
Employer contributions receivable	331,258	100,759

Total receivables	331,258	100,759

TOTAL ASSETS	365,928,479	341,146,264

Due to broker for securities purchased	158,890	145,709

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	365,769,589	341,000,555

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	415,539

NET ASSETS AVAILABLE FOR BENEFITS	$365,769,589	$341,416,094

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Investment income for the Master Trust is as follows:

Year Ended
December 31,
2007

Investment income:
Net appreciation in fair value of investments	$16,992,089
Dividends and interest	13,987,032

$30,979,121

The Master Trust invests a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 15 percent and 17 percent of the Master Trust’s net assets available for benefits as of December 31, 2007 and 2006, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,

	2007	2006

Net assets available for benefits per the financial
statements	$19,267,150	$16,843,561
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	—	(40,903)

Net assets available for benefits per Form 5500	$19,267,150	$16,802,658

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Plan interest in net income of Dynegy Inc. Master Trust	$1,509,871

Adjustment to reverse fair value adjustment for 2006 related to
benefit-responsive contracts	40,903

Net investment gain from Dynegy Inc. Master Trust	$1,550,774

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Dynegy’s common stock and participant loans. Fees paid during the year

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	SUBSEQUENT EVENTS

Participation in the Dynegy Inc. 401(k) Savings Plan

An individual who is hired by Dynegy Northeast Generation, Inc. on or after April 3, 2008 can no longer participate in Dynegy Northeast Generation, Inc. Savings Incentive Plan but is eligible to participate in Dynegy Inc. 401(k) Savings Plan.

SUPPLEMENTAL SCHEDULE

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

EIN: 74-2928353         PN: 003

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2007

[a]	[b]	[c]	[d]	[e]

Party-in-interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	5% - 10.5%	**	507,041

				$ 507,041

* Party-in-interest

** Cost not required for Participant-Directed Investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy  Northeast Generation Inc.
                Savings Incentive Plan

Date:	June 20, 2008	By: /s/ JULIUS COX

Julius Cox

Designated Member – Dynegy Inc.

Benefit Plans Committee